William J. Tuttle To Call Writer Directly: +1 202 389 3350 william.tuttle@kirkland.com	1301 Pennsylvania Avenue, N.W. Washington, D.C. 20004 United States +1 202 389 5000 www.kirkland.com	Facsimile: +1 202 389 5200

        January 12, 2024

By EDGAR United States Securities and Exchange Commission Division of Investment Management 100 F Street, N.E. Washington, D.C. 20549 Attn: Aaron Brodsky

Re:	Gladstone Capital Corporation

Registration Statement on Form N-2

File No. 333-275934

Dear Ladies and Gentlemen:

On behalf of Gladstone Capital Corporation, a Maryland corporation (the “Fund”), we hereby respond to the comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Fund’s Registration Statement on Form N-2, filed on December 7, 2023, in a letter dated January 4, 2024 and addressed to William J. Tuttle of Kirkland & Ellis LLP, outside counsel to the Fund. For your convenience, the Staff’s comments are included in this letter, with each comment followed by the Fund’s response. Except as provided in this letter, terms used in this letter have the meanings given to them in the Registration Statement. Pre-Effective Amendment No. 1 to the Registration Statement is being filed concurrently herewith.

PROSPECTUS

Cover Page

1.

The cover page states that both the Fund’s common stock and certain notes trade on Nasdaq, whereas page 53 of the filing suggests that only the Fund’s common stock is traded on Nasdaq. Please reconcile as appropriate.

Response: The Fund respectfully notes that the current disclosure is accurate. As noted on the cover page, the Fund’s common stock and one series of the Fund’s notes are listed on Nasdaq. While any

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United States Securities and Exchange Commission

January 12, 2024

common stock issued in the future will be listed on Nasdaq (or another exchange on which the common stock is then traded), as disclosed on page 53 of the Registration Statement, future issuances of additional series of notes will not necessarily be listed. As such, the Fund believes no changes to the disclosure are required.

2.

Please include cover page disclosure of special risks associated with the Fund’s non-traded Securities, as applicable. For example, disclose risks related to liquidity, uncertainty of distributions and their sources, and the impact of sales loads.

Response: The Fund respectfully declines to include special risks associated with non-traded Securities on the cover page of the base prospectus. Consistent with both industry practice and the Fund’s historical practices, in connection with any offering of securities pursuant to the Registration Statement, the Fund will include the material risks associated with the specific securities being offered in such offering in the prospectus supplement for such offering, including, with respect to non-traded Securities, the risks related to liquidity. The Fund believes this approach to be appropriate under Rule 430B as it is not yet known the specific securities that will be offered pursuant to the Registration Statement.

3.	Please include an offering table on the cover page as required by Form N-2 Item 1.1.g.

Response: The Fund respectfully declines to include the table required by Item 1.1.g of Form N-2 in reliance on Rule 430B under the Securities Act given neither the price to the public nor the sales load will be known or reasonably available until a specific offering is contemplated. Consistent with both industry practice and the Fund’s historical practice, in connection with any offering of securities pursuant to the Registration Statement, the Fund will include the table required by Item 1.1.g of Form N-2 in the prospectus supplement for such offering.

Prospectus Summary

4.

The first sentence of the third paragraph under the “Our Investment Adviser and Administrator” heading references a December 11, 2023 special meeting of stockholders. Please revise this disclosure to reflect whether the special meeting has already occurred or not, and the results of such meeting.

Response: As requested, the Fund has revised the disclosure to reflect that the special meeting of the Fund’s stockholders has been adjourned to January 24, 2024.

5.

The sixth sentence of the third paragraph under the “Our Investment Adviser and Administrator” heading states that “Immediately after approval of the New Advisory Agreement and approval by the stockholders of Gladstone Investment of a similar proposal…” Please clarify in that sentence who is approving of the New Advisory Agreement.

Response: As requested, the Fund has revised the disclosure to clarify that the Fund’s stockholders will be approving the New Advisory Agreement.

United States Securities and Exchange Commission

January 12, 2024

6.

The sixth sentence of the third paragraph under the “Our Investment Adviser and Administrator” heading references a “Voting Trust Agreement.” Please supplementally explain if the Voting Trust Agreement has been entered into.

Response: The Fund supplementally confirms that the Voting Trust Agreement has not yet been entered into.

7.

In the context of the page 3 discussion under the “Our Investment Adviser and Administrator” heading regarding the New Advisory Agreement, please more specifically disclose and explain the pre-approval timing provision. Specifically, please explain that this provision is in place, as a new investor during the interim period might not be aware of the proxy vote. Please also more clearly explain that the investment advisory contract being used at the time of the purchase will terminate once the interim period ends and be replaced simultaneously with the new investment advisory contract.

Response: The Fund has revised the disclosure as requested.

Dividend Reinvestment Plan (DRIP)

8.	Please briefly disclose the following:

•	method of determining the number of shares that will be distributed instead of a cash dividend;

Response: As an initial matter, the Fund respectfully notes that, unlike many publicly traded BDCs, the DRIP disclosed in the Registration Statement is not the Fund’s DRIP, but rather one offered by the Fund’s transfer agent without any involvement from the Fund. However, the Fund notes that the referenced disclosure provides the following relevant information: “After [the Fund] declare[s] a dividend, the plan agent will, as agent for the participants, receive the cash payment and use it to buy common stock on Nasdaq or elsewhere for the participants’ accounts. The price of the shares will be the weighted average price of all shares purchased by the plan agent on such trade date or dates.”

•	the income tax consequences of participation in the plan (i.e., that capital gains and income are realized, although cash is not received by the shareholder);

Response: The Fund respectfully notes that the federal income tax consequences of participation in the DRIP are disclosed in the first paragraph under “Material U.S. Federal Income Tax Considerations—Taxation of U.S. Stockholders”.

•	how to terminate participation in the plan and rights upon termination;

Response: The Fund respectfully notes that the referenced disclosure provides the following relevant information: “Stockholders can obtain additional information about, and participants in the dividend reinvestment plan may withdraw from, the dividend reinvestment plan at any time by contacting Computershare online at www.computershare.com/investor, via telephone at (781) 575-2000 or by mailing a request to 150 Royall Street, Canton, Massachusetts 02021 or by selling or transferring all applicable shares.”

United States Securities and Exchange Commission

January 12, 2024

•	if applicable, that an investor holding shares that participate in the DRIP in a brokerage account may not be able to transfer the shares to another broker and continue to participate in the DRIP;

Response: The Fund respectfully notes that this item is not applicable to the DRIP, as it only applies to shares registered in the stockholder’s name.

•	the type and amount (if known) of fees, commissions, and expenses payable by participants in connection with the plan;

Response: The Fund respectfully notes that the seventh paragraph of the referenced disclosure provides the requested information.

•	if a cash purchase plan option is available, any minimum or maximum investment required.

Response: The Fund respectfully submits that this item is not applicable to the DRIP.

Description of our Securities – Series A Preferred Stock – Redemption – Mandatory Redemption for Asset Coverage

9.	Please disclose that any involuntary/mandatory redemption will be made in a non-discriminatory manner and will otherwise be conducted consistent with Rule 23c-2.

Response: The Fund has revised the disclosure as requested.

Certain Provisions of Maryland Law and of Our Charter and Bylaws.

10.

Has the Fund opted out of the Maryland control share acquisition statute? If not, please disclose or direct us to the material provisions of the statute in the prospectus including: (i) the applicable control share voting thresholds; (ii) how voting rights for control shares may be restored; and (iii) any exemptions for acquisitions of control shares. Also, disclose: (i) the rationale for not opting out of these provisions; (ii) the impact upon shareholders of these provisions; and (iii) whether the board of directors/trustees has considered the provisions and determined that they are in the best interest of the Fund and its shareholders. Please also disclose that recent federal and state court precedent has held that control share acquisition provisions are not consistent with the Investment Company Act.

Response: The Fund confirms that it opted out of the Maryland Control Share Acquisition Act in the Third Amendment to the Fund’s Bylaws, which is filed as exhibit 2.b.4 to the Registration Statement.

United States Securities and Exchange Commission

January 12, 2024

Share Repurchases

11.

The second paragraph indicates that the Board of Directors may consider authorizing periodic repurchases. Does the Fund have a specific plan in mind with respect to the potential share repurchases discussed here and elsewhere in the Prospectus? If so, please provide additional detail regarding the timing and terms of any such plans.

Response: The Fund supplementally confirms that it currently does not have any specific plan with respect to potential share repurchases.

Incorporation of Certain Documents by Reference

12.

Item 4.1 of Form N-2 requires disclosure of certain financial highlights. If this information appears in the Fund’s 10-K or another document incorporated by reference, please add a cross reference in the appropriate part of the filing.

Response: As requested, the Fund has added a cross reference to the financial highlights included in, and incorporated by reference to, the Fund’s annual report on Form 10-K.

PART C – OTHER INFORMATION

Item 28. Persons Controlled by or Under Common Control

13.	Please supplementally explain if the Fund will use any subsidiary primarily controlled by the Fund to engage in investment activities in securities or other assets. We may have additional comments.

Response: The Fund supplementally confirms that it does not currently, and does not intend to, use any subsidiary primarily controlled by the Fund to engage in investment activities in securities or other assets.

GENERAL

14.

If you intend to omit certain information from the prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the pre-effective amendment.

Response: The Fund notes that the Fund intends to rely on Rule 430B in connection with the Registration Statement, rather than Rule 430A, and has omitted certain information that is currently unknown or not reasonably available in reliance on Rule 430B.

15.	Please advise us if you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement.

Response: The Fund confirms that it has not submitted, nor does it expect to submit, any exemptive applications or no-action requests in connection with the Registration Statement.

United States Securities and Exchange Commission

January 12, 2024

16.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

Response: The Fund acknowledges the Staff’s comment.

* * * * * * *

United States Securities and Exchange Commission

January 12, 2024

If you have any questions, please feel free to contact the undersigned by telephone at 202.389.3350 (or by email at william.tuttle@kirkland.com) or Erin M. Lett by telephone at 202.389.3353 (or by email at erin.lett@kirkland.com). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ William J. Tuttle
William J. Tuttle

cc:	David Gladstone, Gladstone Capital Corporation

Michael LiCalsi, Gladstone Capital Corporation

Nicole Schaltenbrand, Gladstone Capital Corporation

Erin M. Lett, Kirkland & Ellis LLP